Letter Agreement
Cargile Fund

October 26, 2021

TO: PFS Funds

1939 Friendship Drive, Suite C

El Cajon, CA 92020

Dear Ladies and Gentlemen:

Pursuant to a Services Agreement dated as of June 29, 2018, between PFS Funds (the “Trust”), a Massachusetts business trust, and Cargile Investment Management, Inc. (the “Adviser”), the Adviser receives an additional fee of 0.65% of the Fund’s average daily net assets up to $25 million, 0.35% of the Fund’s average daily net assets from $25 million to $100 million, and 0.25% of such assets in excess of $100 million and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.

Effective November 1, 2021 the Adviser hereby contractually agrees to waive Services Agreement fees by 0.10% of its average daily net assets through October 31, 2022. The Services Agreement fee waiver will automatically terminate on October 31, 2022 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before October 31, 2022. The waivers may be terminated by the Board of Trustees.

Very truly yours,

Cargile Investment Management, Inc.

By: /s/ Mickey Cargile

Print Name: Mickey Cargile

Title: President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds

By: /s/ Jeffrey R. Provence

Print Name: Jeffrey R. Provence

Title: Treasurer